уралсвязьинформ

RECEIVED

2006 MAY 31 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Open Joint-Stock Company Uralsviazinform
Russia, Ekaterinburg 620014, 11 Moskovskaya Str.,
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

21/III. 2006 № 09.1-14/3334

На № ____________ от ______________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

06013910

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 14, 2006 – March 17, 2006.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED

JUN 0 2 2006

THOMSON FINANCIAL

B

dw 6/2

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

RECEIVED
2006 MAY 31 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 14, 2006

Uralsvyazinform launches the placement of monetary bond issue of 07 series.

The start date of securities placement: **March 21, 2006.**

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each bond: 3,000,000 (three million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 3 bn.

The bonds will be placed through a public subscription.

State registration number of the Bond issue and date of the state registration: 4-10-00175-A dd. November 3, 2005.

Name of the registering authority that performed the state registration of the Bond issue: Federal Financial Markets Service (FFMS).

The end date of securities placement:
The end date of placement is the earliest date of the following ones:
a) 15th (the fifteenth) working day from the start date of Bond placement;
b) the date on which the last Bond of the Issue is placed.
However, the end date of placement cannot be later than one year from the date of the Bonds issue State registration.

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder doesn't have a right to demand charging of interest or any other compensation for such a delay in pay-off.

The price of Bonds placement is equal to the Bonds par value – RUR 1000; from the second day of Bonds placement on, the buyer, when performing Bonds purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

- ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – annual interest rate on the first coupon;
T – the date of Bonds placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;

Mode of payment – monetary non-cash settlement in Russian Federation currency;

Preemption right for the Issuer's shareholders and/or other persons: preemption right is not provided.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, ul. Moskovskaya, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 14, 2006

On March 14, 2006 OJSC Uralsvyazinform announced an Offer on bond issue of 07 series.

On March 14, 2006 OJSC Uralsvyazinform announced an Offer on bond issue of 07 series.

Characteristics of the securities pertaining to the Offer announced: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

State registration number of the Bond issue and date of the state registration: 4-10-00175-A dd. November 3, 2005.

The quantity of securities announced for the buy-back: up to 3,000,000 (three million) pcs.

The buy-back price: 100 per cent of the bonds par value without regard for the coupon income accumulated as of the date of buy-back, which is paid to the Seller of bonds over and above the Buy-back price.

The start date of the bonds buy-back is determined as the third working day of the sevenths coupon period of the present bond issue (March 19, 2009).

The end date of the bonds buy-back coincides with the start date of the bonds buy-back.

Mode and term of payment: monetary non-cash settlement in Russian Federation currency; delivery versus payment.

The Issuer's Exchange Agent is a company that performs all necessary actions on the Bonds buy-back by order and at the expense of the Issuer.
The Issuer's Exchange Agent is "Mezhregionalniy Kommercheskiy Bank Razvitiya Svyazi i Informatiki" (OJSC).
Address: 125375 Russia, Moscow, Tverskaya str. 7
Postal address: 125375 Russia, Moscow, Tverskaya str. 7

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The date of buy-back is March 19, 2009, the date of the Bonds buy-back by the Issuer which is the third working day of the sevenths coupon period or 1094th day since the start date of placement.

The present Offer avails each Bond Holder, who has the intention to sell the Bonds, to conclude the Bonds purchase and sale contract with the Issuer pursuant to the Russian Federation Legislation, Issuer's Corporation Charter, and Decision on Securities Issue, Securities Prospectus and the present Offer in the amount up to 3,000,000 pieces, inc.

The Offer is open and expresses the will of the Issuer to conclude the Bonds purchase and sale contract with any Holder on terms stipulated in the Offer.

The Offer is irrevocable (i.e. it cannot be revoked within the effective period until the buy-back date, inc.).

The Offer is regarded as received by the addressee at the moment the note of the present Offer has been published in a news-wire.

To exercise the right to the Offer the Holder shall perform two actions:

1) within the period of presenting the Bonds for buy-back by the Issuer ("Period") the bond Holder shall direct to the Issuer's exchange Agent a written notification on the intention to buy a certain number of bonds ("Notification");

2) after the Notification is directed, the bond Holder will on the date of buy-back file an application to the Exchange trade system (addressed to the Issuer's agent) for the sell of the number of bonds specified in the Notification with the bonds buy-back price and calculation key specified. Such application shall be put to the trade system by the Holder from 1 p.m. till 3 p.m. Moscow time on the date of buy-back. The number of bonds specified in this application shall not exceed the number of bonds previously specified in the Notification directed by the Holder to the Issuer's agent.

The Period of presenting the bonds for buy-back starts on March 13, 2009 and ends on March 17, 2009.

The notification of the Holder shall be directed to the postal address of the Issuer's agent specified in the Offer. The copies of notifications can be directed to fax + 7 (495) 771-32-60.

The Issuer shall not execute his liabilities on the Offer towards those Holders who haven't filed their Notifications within the Period or who filed the Notifications nonconforming to the requirements of the Offer, as well as to the Holders who broke any other Offer provisions.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Pursuant to the provisions of the bonds buy-back by the Issuer the extract from a trade Record drawn up in due form pursuant to the Addendum to the Exchange rules, and certified by the signature of an Exchange authorized representative is regarded as a sufficient evidence of filing the bond sell application by the Holder.

The decision on the bonds buy-back has been taken by the Uralsvyazinform Board of Directors on March 14, 2006 (No 21 Protocol dd. March 14, 2006).

The rates for the second, third, fourth, fifth, and sixth coupons are to be fixed as equal to the first coupon rate determined on the start date of Placement (March 21, 2006).

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 17, 2006

On March 17, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering mobile radiotelephone communications services in public networks.

Number, date of issuing the license, and State authority that issued the license: №37360 dd. December 12, 2005, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: December 12, 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 17, 2006

On March 17, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering services on voice data transfer in data transmission network.

Number, date of issuing the license, and State authority that issued the license: №37825 dd. December 23, 2005, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: December 23, 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru